Shareholder meeting

The fund held its Annual Meeting of Shareholders on January 26, 2015. The following proposal was considered by the shareholders:

Proposal: Election of twelve (12) Trustees to serve for a three-year term ending at the 2018 Annual Meeting of Shareholders. Each Trustee was re-elected by the fund’s shareholders and the votes cast with respect to each Trustee are set forth below.

	Total votes	Total votes withheld
	for the nominee	from the nominee
Independent Trustees
Charles L. Bardelis	7,582,881.113	291,838.637
Peter S. Burgess	7,580,257.113	294,462.637
William H. Cunningham	7,576,492.113	298,227.637
Grace K. Fey	7,594,233.465	280,486.285
Theron S. Hoffman	7,580,580.465	294,139.285
Deborah C. Jackson	7,586,725.465	287,994.285
Hassell H. McClennan	7,583,635.465	291,084.285
James M. Oates	7,577,232.113	297,487.637
Steven R. Pruchansky	7,578,379.465	296,340.285
Gregory A. Russo	7,584,279.465	290,440.285
Non-Independent Trustee
Craig Bromley	7,571,029.465	303,690.265
Warren A. Thomson	7,531,815.465	342,904.285

Mr. James R. Boyle was not up for election; the Board appointed Mr. Boyle to serve as a Non-Independent Trustee on March 10, 2015.